EXHIBIT 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES

The following brief description of the capital stock of Synaptics Incorporated (“us”, “our”, “we”, or the “Company”) is a summary. This summary is not complete and is subject to and qualified in its entirety by reference to the complete text of our Certificate of Incorporation, as amended (“Certificate of Incorporation”), and our Third Amended and Restated Bylaws (“Bylaws”) previously filed with the U.S. Securities and Exchange Commission and incorporated by reference as an exhibit to this Annual Report on Form 10-K of which this Exhibit 4.4 forms a part. We encourage you to read our Certificate of Incorporation and our Bylaws carefully.

General

The Company’s Certificate of Incorporation provide that it may issue 120,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Voting and Other Rights

Each outstanding share of our common stock is entitled to one vote per share of record on all matters submitted to a vote of stockholders and to vote together as a single class for the election of directors and in respect of other corporate matters. At a meeting of stockholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which a different vote is required by express provision of law or our Certificate of Incorporation or Bylaws. Our Company has a staggered Board of Directors divided into three classes, meaning approximately one-third of the members of the Board of Directors are elected as a class for a three-year term at each annual stockholder meeting. Directors of each class standing for election will be elected by a majority of the votes of the shares present at a meeting. Holders of shares of common stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividends

Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor.  We have not paid any cash dividends on our common stock. The right of our Board of Directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock, any indebtedness outstanding from time to time, and the availability of sufficient funds under General Corporation Law of the State of Delaware to pay dividends.

Preemptive Rights

The holders of our common stock do not have preemptive rights to purchase or subscribe to any of our capital stock or other securities.

Redemption

The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Options and Other Stock-Based Rights

From time to time, we have issued and expect to continue to issue stock-based rights to directors, officers, and other employees of our Company.

Preferred Stock

The Board of Directors has the authority, without further action by stockholders, to issue preferred stock from time to time in one or more series. The Board of Directors has the authority to determine the terms of each series of preferred stock, within the limits of the Certificate of Incorporation and the General Corporation Law of the State of Delaware, including the number of shares in a series, dividend rights, liquidation rights, terms of redemption, conversion rights and voting rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock.

Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation and Bylaws

The provisions of the Company’s Certificate of Incorporation and Bylaws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt.

Voting Thresholds

The Company’s Certificate of Incorporation provide that any amendment of provisions of the Certificate of Incorporation concerning the 66-2/3% voting provisions, the number of directors constituting the Board of Directors, and the removal of directors, also requires the approval of the holders of 66-2/3% of the outstanding common stock, voting as a single class. These provisions with respect to super-majority voting requirements may make it more difficult for any person interested in acquiring the Company to effect a merger or other business combination with the Company. Any shareholder or group of shareholders owning more than 33-1/3% of the common stock will have effective veto power over certain proposed acquisitions of the Company. Such provisions could result in the holders of a majority of the outstanding voting common stock being unable to effect requisite shareholder approval, even though the terms of such combination might be considered favorable.

Authorized but Unissued Common Stock and Preferred Stock

The Company’s shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval, provided that the Company shall at all times keep available enough shares of common stock as would be needed to convert all outstanding shares of preferred stock on a share-for-share basis. The existence of authorized but unissued shares of common stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer or otherwise. Additionally, our Certificate of Incorporation also authorizes our Board of Directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock.

No Cumulative Voting

The Certificate of Incorporation do not grant holders of the common stock the right to vote cumulatively, and any attempt to change or amend this with respect to the election of directors requires a supermajority vote of 66-2/3% of the outstanding common stock.

Notice Provisions Relating to Stockholder Proposals and Nominees

The Company’s Bylaws contain provisions requiring stockholders to give advance written notice to the Company of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice for a shareholder proposal must be received not less than 90 days prior or more than 120 days prior to the meeting.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “SYNA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York, NY 11219.